UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

M-WAVE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

554034108
(CUSIP Number)

M.A.G. Capital, LLC 555 South Flower Street, Suite 4200 Los Angeles, CA 90071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	554034108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Momentum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only __________
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________
6	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 79,318(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,318(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,318(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______________
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person (See Instructions) PN
(1) Does not include 361,801 shares issuable upon the conversion the non-voting shares of Series A Preferred Stock or Series B Convertible Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”) or all of the shares of common stock issuable upon the exercise of warrants owned by Mercator Momentum. The terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock and Series B Convertible Preferred Stock owned by Mercator Momentum are not currently convertible. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 19.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 19.8% of the Issuer’s common stock without the exercise of any of the warrants, only 2,739 shares of common stock issuable upon the exercise of the warrants have been included here.

CUSIP No.	554034108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Momentum Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only __________
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________
6	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 116,791(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 116,791(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 116,791(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______________
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person (See Instructions) PN
(1) Does not include 1,336,169 shares issuable upon the conversion the non-voting shares of Series A Preferred Stock or Series B Convertible Preferred Stock owned by Mercator Momentum Fund III, L.P. (“Mercator Momentum III”) or all of the shares of common stock issuable upon the exercise of warrants owned by Mercator Momentum III. The terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum III, Mercator Momentum, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock and Series B Convertible Preferred Stock owned by Mercator Momentum III are not currently convertible. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum III, Mercator Momentum, MPF or MAG to beneficially own more than 19.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 19.8% of the Issuer’s common stock without the exercise of any of the warrants, only 2,739 shares of common stock issuable upon the exercise of the warrants have been included here.

CUSIP No.	554034108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monarch Pointe Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only __________
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 161,823(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 161,823(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,823(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______________
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) CO
(1) Does not include 794,958 shares issuable upon the conversion the non-voting shares of Series A Preferred Stock or Series B Convertible Preferred Stock owned by Monarch Pointe Fund, Ltd. (“MPF”) or all of the shares of common stock issuable upon the exercise of warrants owned by MPF. The terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock do not permit those shares to be converted if, following the conversion, any of MPF, Mercator Momentum, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock and Series B Convertible Preferred Stock owned by MPF are not currently convertible. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of MPF, Mercator Momentum, Mercator Momentum III or MAG to beneficially own more than 19.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 19.8% of the Issuer’s common stock without the exercise of any of the warrants, only 2,739 shares of common stock issuable upon the exercise of the warrants have been included here.

CUSIP No.	554034108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M.A.G. Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only __________
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________
6	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 352,454
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 352,454
11	Aggregate Amount Beneficially Owned by Each Reporting Person 352,454
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______________
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IA
(1) Does not include 2,522,928 shares issuable upon the conversion the non-voting shares of Series A Preferred Stock or Series B Convertible Preferred Stock owned by either MPF, Mercator Momentum or Mercator Momentum III or all of the shares of common stock issuable upon the exercise of warrants owned by any of MPF, Mercator Momentum or Mercator Momentum III. The terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns more than 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock and Series B Convertible Preferred Stock owned by Mercator Momentum III are not currently convertible. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum III, Mercator Momentum, MPF or MAG to beneficially own more than 19.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 19.8% of the Issuer’s common stock without the exercise of any of the warrants, only 2,739 shares of common stock issuable upon the exercise of the warrants have been included here.

CUSIP No.	554034108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David F. Firestone
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only __________
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 352,454
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 352,454
11	Aggregate Amount Beneficially Owned by Each Reporting Person 352,454
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______________
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 6, 2006 (as amended, the “Statement”) by M.A.G. Capital, LLC (“MAG”), Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III,” together with Momentum Fund, the “Funds”), Monarch Pointe Fund, Ltd. (“MPF”), and David F. Firestone (“Firestone”) with respect to the shares of common stock, par value $0.005 per share (“Common Stock”) of M-Wave, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 2. Identity and Background.

Item 2 is amended and supplemented by adding the following:

(a), (b), (c) and (f). Firestone, Harry Aharonian and Eugene Loscialpo are the members of MPF’s Board of Directors. Firestone is the President, Mr. Aharonian is the Portfolio Manager, and Todd Bomberg is the Chief Investment Officer of MPF.

Firestone’s principal occupation is acting as the managing member of MAG.

Aharonian’s principal occupation is Portfolio Manager of MAG and Portfolio Manager of MPF. Aharonian is a United States citizen, and his principal address is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071.

Mr. Loscialpo is a member of MPF’s Board of Directors, and is not otherwise employed. Mr. Loscialpo is a United States citizen, and his principal address is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

MAG controls the investments of MPF and is the sole general partner of each Fund.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

On September 29, 2006, MPF, Momentum Fund III, and MAG exercised Warrants to purchase 850,000 of the Issuer’s Common Stock. The purchase was effected at a price of $0.62 per share pursuant to that certain Amendment, dated March 1, 2006, by and among the Issuer, the Funds, MPF and MAG (the “Warrant Amendment”). Prior to the execution of the Warrant Amendment, each of MPF, Mercator Momentum III and MAG was subject to a contractual agreement that prohibited each of them from exercising any of warrants if, after such exercise, the holder would be the beneficial owner of more than 9.99% of the Issuer’s shares of Common Stock. The Warrant amendment increased the maximum ownership percentage of the Issuer’s outstanding Common Stock that each holder could own following the exercise of any of their warrants from 9.99% to 19.99%.

The Issuer effected a 1 for 4 reverse stock-split on December 15, 2006. This stock split increased the conversion price of the Series A Preferred from $0.98 per share to $3.92 per share and increased the conversion price of the Series B Preferred from $0.79 to $3.16 per share. This reverse stock-split also proportionately reduced the number of shares underlying the remaining un-exercised Warrants and increased the exercise price from $0.62 per share to $2.48 per share.

Pursuant to that certain Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) between MAG, MPF and each of the Funds, on December 21, 2006, MAG irrevocably assigned to MPF and the Funds all of MAG’s right, title and interest in certain of the Issuer’s securities owned by MAG, including MAG’s rights and obligations with respect to such securities. The Issuer’s securities that MAG transferred to MPF and the Funds consisted of the following:

•	16,970 shares of Common Stock and Warrants to purchase up to 89,258 shares of Common Stock were assigned to Momentum Fund;

•	11,839 shares of Common Stock and Warrants to purchase up to 56,876 shares of Common Stock were assigned to Momentum Fund III; and

•	10,655 shares of Common Stock and Warrants to purchase up to 69,474 shares of Common Stock were assigned to MPF.

MAG continues to retain all investment and voting powers with respect to the transferred securities. The parties to the Assignment and Assumption Agreement agreed to use their commercially reasonable efforts to deliver all certificates evidencing the assigned securities and to otherwise complete the transfer of the assigned securities as soon as is reasonably practical.

On December 29, 2006, MPF purchased 5,000 additional shares of the Issuer’s Series B Preferred for $100 per share ($500,000 in the aggregate (the “Series B Shares”)). The Series B Shares were purchased for investment purposes. The Series B Shares are non-voting shares. Each Series B Share is convertible at the option of MPF into 31.645569 shares of the Issuer’s common stock, subject to adjustment for stock splits, certain dividends and distributions, capital reorganization or reclassification, changes in the conversion price, and other similar events. The Series B Shares were acquired pursuant to that certain Subscription Agreement, dated December 29, 2006, by and among the Issuer, the Funds, MPF and MAG (the “December Subscription Agreement”). The Issuer has agreed to register the shares of its Common Stock into which the Series B Shares are convertible pursuant to that certain Registration Rights Agreement, dated December 29, 2006, by and among the Issuer, the Funds, MPF and MAG (the “December Registration Rights Agreement”). The terms of both the December Subscription Agreement and the December Registration Rights Agreement are substantially similar to the terms of the Series B Subscription Agreement and the Series B Registration Rights Agreement previously entered into by the parties, which prior agreements are described in the Statement filed on June 6, 2006.

The Series B Preferred investment documents contain a beneficial ownership limitation provision that precludes any holder of the Series B Preferred from converting its shares of preferred stock if, as a result of such conversion, the holder would beneficially own more than 9.99% of the Issuer’s outstanding shares of Common Stock.

On January 26, 2007, the Issuer, Ocean Merger Sub Inc., a Delaware corporation (“Merger Sub”), SunFuels Inc., a Colorado corporation (“SunFuels”), and Blue Sun Biodiesel LLC, a Colorado limited liability company (“Blue Sun”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, upon the effectiveness of the merger contemplated by the Merger Agreement (the “Merger”), SunFuels will be merged with and into Merger Sub and become a wholly-owned subsidiary of the Issuer. The Merger is subject to the approval by the stockholders of the Issuer and SunFuels and the members of Blue Sun, receipt of all required consents, receipt of all regulatory approvals, and other customary closing conditions. In the Merger, all shares of the SunFuels common stock and Series A Convertible Preferred Stock will be exchanged for shares of the Issuer’s common stock and the Issuer’s Series C Convertible Preferred Stock, and all outstanding warrants of SunFuels will be converted into warrants of the Issuer. Accordingly, it is currently estimated, that following the Merger, the current holders of equity securities of SunFuels will own approximately 87.2% of the Issuer’s common stock on a fully diluted basis, the members of Blue Sun will own approximately 3.8% of the Issuer’s common stock, and the remaining 9% of the Issuer’s securities will be owned by the persons holding the Issuer’s securities immediately prior to the Merger. MPF collectively own (i) 564,815 shares of SunFuels’ Series A Convertible Preferred Stock, which shares, if converted, would represent 10.8% of the common stock of SunFuels, and (ii) warrants to purchase an additional 564,815 shares of SunFuels common stock. In addition, MPF and Mercator Momentum III have agreed with SunFuels to purchase an additional 750,000 shares of SunFuels Series A Convertible Preferred Stock upon the closing of the Merger for $10,125,000. As described above, the foregoing shares of SunFuels Series A Convertible Preferred Stock and warrants will, in the Merger, be converted into Series C Convertible Preferred Stock and warrants of the Issuer. The Merger is not expected to be consummated within 60 days of this statement on Schedule 13D.

Concurrently with the execution of the Merger Agreement, the Issuer also entered into an agreement dated January 26, 2007 (the “Exercise Agreement”) with MAG, MPF and the Funds (in their capacity as the holders of the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock) that will require them to convert (the “Mandatory Conversion”) all of their shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into Common Stock upon the closing of the Merger.  Accordingly, at the time of the Merger, the Reporting Persons will no longer beneficially own any shares of the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. In consideration for entering into the Exercise Agreement, the holders of the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were granted the right to cause the Issuer to redeem, subsequent to the closing of the Merger, certain of the shares of Common Stock issued to them upon the Mandatory Conversion. The amount of such shares MPF and the Funds can cause the Issuer to redeem will be equal to the amount of the Issuer’s excess cash at the time of the Merger plus any cash proceeds the Issuer receives from the sale of its existing business and the exercise of its outstanding options and warrants.

On January 26, 2007, SunFuels entered into a Voting Agreement with Joseph A. Turek, the Chairman and President of the Issuer, Asset Managers International Limited, MAG, MPF and both of the Funds pursuant to which Mr. Turek, Asset Managers International Limited, MAG, MPF and both Funds agreed to vote all of their voting shares of the Issuer (including shares such shareholders may thereafter acquire) in favor of the Merger. The foregoing shareholders currently collectively own approximately 48% of the currently outstanding voting securities of the Issuer.

The Reporting Persons may from time to time make further acquisitions or dispositions of securities of the Issuer for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is amended and supplemented by adding the following:

The percentage of class of securities in row 13 of the cover page is based on 1,763,150 shares outstanding, which number represents the reported 7,052,601 shares of Common Stock outstanding as of November 10, 2006 (as reported to be outstanding in the Issuer’s Form 10-QSB for the period ended September 30, 2006), adjusted to reflect the 1 for 4 reverse stock-split effected on December 15, 2006.

As of February 20, 2007, the Reporting Persons own the following securities of the Issuer:

•
MPF directly owns 159,084 shares of Common Stock, 3,375 shares of Series A Preferred (convertible into 86,097 shares of Common Stock), 22,400 shares of Series B Convertible Preferred Stock (convertible into 708,861 shares of Common Stock), and Warrants to purchase up to 69,474 shares of Common Stock.

•
Momentum Fund owns 76,579 shares of Common Stock, 5,375 shares of Series A Preferred (convertible into 137,117 shares of Common Stock), 7,100 shares of Series B Convertible Preferred Stock (convertible into 224,684 shares of Common Stock), and Warrants to purchase up to 194,012 shares of Common Stock.

•
Momentum Fund III owns 114,052 shares of Common Stock, 3,750 shares of Series A Preferred (convertible into 95,663 shares of Common Stock), 40,148 shares of Series B Convertible Preferred Stock (convertible into 1,270,506 shares of Common Stock), and Warrants to purchase up to 56,876 shares of Common Stock.

•
MAG does not directly own any securities of the Issuer. However, as a result of MAG’s right to control the voting and the disposition of the securities owned by MPF and the Funds, MAG is deemed to have beneficial ownership of all securities owns by MPF and the Funds.

•
Mr. Firestone does not directly own any securities of the Issuer. However, as a result of his ownership of all outstanding shares of MAG and his ability to direct the voting and disposition of the shares held by the Funds and MPF, Mr. Firestone is deemed to have beneficial ownership of all securities owned by MPF and the Funds.

As of February 20, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages.

All of the shares of Common Stock beneficially owned by the Reporting Persons are shares of Common Stock outstanding as of the date hereof, and shares of Common Stock that may be acquired upon exercise of Warrants, conversion of Series A Convertible Preferred Stock at a conversion price of $3.92, and conversion of Series B Convertible Preferred Stock at a conversion price of $3.16.

Item 5(b) is amended as follows:

The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund III are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MPF are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

Item 5(c) is amended as follows:

During the past 60 days, the Reporting Persons acquired the following securities of the Issuer:

•	As described in Item 4 above, Momentum Fund acquired from MAG 16,970 shares of Common Stock and Warrants to purchase up to 89,258 shares of Common Stock on December 21, 2006;

•	As described in Item 4 above, Momentum Fund III acquired from MAG 11,839 shares of Common Stock and Warrants to purchase up to 56,876 shares of Common Stock on December 21, 2006;

•
As described in Item 4 above, MPF acquired from MAG 10,655 shares of Common Stock and Warrants to purchase up to 69,474 shares of Common Stock on December 21, 2006. In addition, as explained in Item 4 above, MPF acquired 5,000 shares of Series B Convertible Preferred Stock from the Issuer on December 29, 2006 for $500,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

(h)  Assignment and Assumption Agreement. The description of the Assignment and Assumption Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

(i)  December Subscription Agreement. The description of the December Subscription Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

(j)  December Registration Rights Agreement. The description of the December Registration Rights Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

(k)  Voting Agreement. The description of the Voting Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following:

Exhibit 7(k) Assignment and Assumption Agreement, dated December 21, 2006, among MAG, Momentum Fund, Momentum Fund III and MPF.

Exhibit 7(l) Shares of Series B Convertible Preferred Stock Subscription Agreement, dated December 29, 2006, among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed by the Issuer as Exhibit 10.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on January 4, 2007, and incorporated herein by this reference.

Exhibit 7(m) Registration Rights Agreement, dated December 29, 2006, among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as Exhibit 10.2 to the Issuer’s 8-K filed by the Issuer with the Securities and Exchange Commission on January 4, 2007, and incorporated herein by this reference.

Exhibit 7(n) Exercise Agreement, dated January 26, 2007, between M-Wave, Inc., MAG, MPF and both of the Funds is filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2007, and incorporated herein by this reference.

Exhibit 7(o) Voting Agreement, dated January 26, 2007, between SunFuels, Inc., Joseph A. Turek, Asset Managers International Limited, Asset Managers International Limited, MAG, MPF and both of the Funds is filed as Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2007, and incorporated herein by this reference.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: February 20, 2007	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: February 20, 2007	MONARCH POINTE FUND, LTD.

	By:	/s/ Harry Aharonian
Harry Aharonian,
Director

Dated: February 20, 2007	M.A.G. CAPITAL, LLC

	By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: February 20, 2007	/s/ David F. Firestone
David F. Firestone